FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2011
Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Blvd. Manuel Avila Camacho 36
Col. Lomas de Chapultepec
Del. Miguel Hidalgo
11000 Mexico City
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....x.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Empresas ICA provides update on sale of Corredor Sur tollroad to the Government of Panama

Mexico City, August 1, 2011—Empresas ICA, S.A.B. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, procurement and infrastructure company in Mexico, provided an update on the progress of ICA’s sale of the Corredor Sur tollroad to the Government of Panama.

Today ICA and Empresa Nacional de Autopistas, S.A. (ENA), a corporation owned by the Government of Panama, signed a Share Purchase Agreement regarding all ICA's shares in ICA Panamá, the holder of the Corredor Sur tollroad concession. The Corredor Sur is a 19.8km expressway that links downtown Panama City with Tocumen International Airport.

The sale price, as previously disclosed, will be US$ 420 million. The closing of this agreement is subject to certain standard conditions precedent, including the prepayment of the current Corredor Sur bonds. ICA expects to receive net proceeds, after payment of the bond, transaction expenses, and taxes of approximately US$ 220 million. The proceeds will be used principally to prepay short-term debt.

In order to finance the bond prepayment, ICA Panama entered into a bridge loan agreement with the government-owned Banco Nacional de Panama. When this loan is disbursed, which is expected shortly, the pledged assets under the current bond will serve as security for the new loan under similar terms as provided in a trust agreement also entered into today.

Although most of the conditions to close the Share Purchase Transaction are controlled by the Government of Panama, ICA expects the transaction to close during the third quarter of 2011. ENA expects to raise funds in the international capital markets to pay the purchase price. ENA also has the option of acquiring the shares of ICA Panama directly, without raising funds. If neither of these events takes place by August 31, 2011, the bridge loan will automatically convert to a long-term credit agreement, under terms and conditions substantially similar to the current Corredor Sur bond.  In such an event, the sale transaction would be cancelled, and ICA Panama would continue to own and operate the Corredor Sur as it does today.

The operator Maxipista de Panama, a wholly owned subsidiary of ICA, expects to continue to operate the Corredor Sur after closing.

Empresas ICA, S.A.B. de C.V. is Mexico's largest construction and infrastructure operations company. Founded in 1947, ICA’s principal lines of business are civil and industrial construction and engineering; infrastructure operations, including airports, toll roads, and water systems; and homebuilding. For more information visit www.ica.com.mx.

For more information contact:
Investor Relations: Luz Montemayor luz.montemayor@ica.com.mx Iga Wolska iga.wolska@ica.com.mx relacion.inversionistas@ica.com.mx (5255) 5272 9991 ext.3692	Victor Bravo, CFO victor.bravo@ica.com.mx In the United States: Daniel Wilson Zemi Communications, (1212) 689 9560 dbmwilson@zemi.com

This press release may contain projections or other forward-looking statements related to ICA that reflect ICA’s current expectations or beliefs concerning future events. Such forward-looking statements are subject to various risks and uncertainties and may differ materially from actual results or events due to important factors such as changes in general economic, business or political or other conditions in Mexico, Latin America or elsewhere, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, changes in tax and other laws affecting ICA’s businesses, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms and other factors set forth in ICA’s most recent filing on Form 20-F and in any filing or submission ICA has made with the SEC subsequent to its most recent filing on Form 20-F. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2011
Empresas ICA, S.A.B. de C.V.
/s/ JOSE LUIS GUERRERO ALVAREZ
Name: José Luis Guerrero Alvarez
Title: Chief Executive Officer